Our ref: 52409321	Ashurst LLP
Direct line: +44 (0)20 7859 1671	Broadwalk House
Email: rodrigo.romerohidalgo@ashurst.com	5 Appold Street
London EC2A 2HA

Tel +44 (0)20 7638 1111
Fax +44 (0)20 7638 1112
November 16, 2016	DX 639 London/City
www.ashurst.com
BY ELECTRONIC MAIL AND EDGAR

Mr. Corey A. Jennings
Special Counsel
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Jennings:

Re:                             EnQuest PLC

Application for Qualification of Indenture on Form T-3

Filed October 24, 2016

Application for Qualification of Indenture on Form T-3/A

Filed on October 26, 2016

File No. 022-29030

On behalf of EnQuest PLC (the “Company”), this letter is in response to the letter from you dated November 10, 2016 (the “Comment Letter”) relating to the Company’s application for qualification of indenture on Form T-3 (the “Application for Qualification”), as filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2016, and as amended on October 26, 2016 (“Amendment No. 1”). The Company is concurrently filing Amendment No. 2 to the Application for Qualification (“Amendment No. 2”), which incorporates certain changes in response to the Comment Letter as further detailed below.

For ease of reference, each of your comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

General

1.                            Please have each guarantor/obligor identified in this Form T-3 file separate applications on Form T-3. Refer to Interpretation 201.03 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website for guidance.

The Company respectfully acknowledges your comment and informs the Commission that each guarantor/obligor identified in the Application for Qualification has separately submitted an application on Form T-3, each of which is substantially identical to the Company’s Form T-3 as amended by Amendment No. 1 and Amendment No. 2.

Form T-3
Item 2. Securities Act Exemption Applicable, page 2

2.                            You disclose on page 2 that the restructured notes will be issued by you in reliance on the exemption from registration provided in Section 3(a)(10) of the Securities Act of 1933.

AUSTRALIA BELGIUM CHINA FRANCE GERMANY HONG KONG SAR INDONESIA (ASSOCIATED OFFICE) ITALY JAPAN PAPUA NEW GUINEA SAUDI ARABIA (ASSOCIATED OFFICE) SINGAPORE SPAIN UNITED ARAB EMIRATES UNITED KINGDOM UNITED STATES OF AMERICA

Ashurst LLP is a limited liability partnership registered in England and Wales under number OC330252 and is part of the Ashurst Group. It is a law firm authorised and regulated by the Solicitors Regulation Authority of England and Wales under number 468653. A list of members of Ashurst LLP and their professional qualifications is open to inspection at its registered office Broadwalk House, 5 Appold Street, London EC2A 2HA. The term “partner” in relation to Ashurst LLP is used to refer to a member of Ashurst LLP or to an employee or consultant with equivalent standing and qualifications. The Ashurst Group has an office in each of the places listed above.

Based on your disclosure in the filing, a fairness hearing has not been held and a final order approving the scheme has not been issued. Prior to requesting effectiveness, the requirements of Section 3(a)(10) must be satisfied. Once you meet the requirements of Section 3(a)(10), please amend your application for qualification to provide appropriate disclosure that the requirements have been met and file a copy of the final order approving the scheme.

The Company respectfully acknowledges your comment and informs the Commission that a hearing upon the fairness of the terms and conditions of the scheme (including the intention to rely on Section 3(a)(10) of the US Securities Act of 1933, as amended) has been held by the High Court of Justice in England and Wales (the “Court”), and the Court issued a final order approving the scheme on November 16, 2016 (the “Order”). A copy of the Order has been filed as exhibit T3D to Amendment No. 2. In addition, the Company has revised its disclosure under Item 2 of Amendment No. 2 to clarify that the requirements have been met.

3.                            We notice your disclosure in section “II” under this heading. Please include a statement about the information that will be made available to the High Court of Justice in England and Wales. See Section 4.B.2 of Staff Legal Bulletin No. 3A (CF), dated June 18, 2008 for guidance.

The Company respectfully acknowledges your comment and has revised its disclosure under Item 2 of Amendment No. 2 to describe the information that was made available to the High Court of Justice in England and Wales.

Item 5. Principal Owners of Voting Securities, page 5

4.                            Please identify the natural person or persons that exercise sole and/or shared voting and dispositive powers over the securities owned by each of the entities listed under this item.

The Company respectfully acknowledges your comment and has revised its disclosure under Item 5 of Amendment No. 2 to identify the natural person or persons that exercise sole and/or shared voting and dispositive powers over the securities owned by each of the entities listed under item 5.

Item 8. Analysis of Indenture provisions, page 8

5.                            We note that the language under “Expected Time and Date, page 8” of your Scheme Document filed as Exhibit T3E.1, indicating you might obtain a Chapter 15 order granting recognition of the Scheme. Please confirm that the entry of an order under the Bankruptcy Code would not trigger the default provisions of the indenture.

The Company respectfully acknowledges your comment and informs the Commission that the entry of the order by the US Bankruptcy Court granting recognition of the scheme under chapter 15 of title 11 of the US Code, 11 U.S.C. §§ 101-1532 (“Chapter 15 Recognition”) is expected to be granted on November 17, 2016, while the indenture is expected to come into force on the date when the restructuring becomes effective (currently expected to be November 21, 2016). Therefore, the Chapter 15 Recognition would not trigger the default provisions of the indenture.

Form T-3/A
Item 16. List of Exhibits

6.                           Please reconcile the duplicative listings for exhibits T3A.5, T3A.6, T3A.7 and T3A.8.

The Company respectfully acknowledges your comment and has corrected the Index to Exhibits in Amendment No. 2.

*                              *                              *

The Company respectfully requests your assistance in completing the review of Amendment No. 2 and this response letter. Please advise us if we can provide any further information or assistance to facilitate your review. If you should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at +44 (0)20 7859 1671 or Eric Stuart at +44 (0)20 7859 3654. We thank you in advance for your attention to the above.

Sincerely,

/s/ Rodrigo Romero Hidalgo

Rodrigo Romero Hidalgo

cc:                      Jonathan Swinney, EnQuest PLC

                                      Stefan Ricketts, EnQuest PLC

                                      Kate Christ, EnQuest PLC

                                      Eric Stuart, Esq., Ashurst LLP

                                      Anna-Marie Slot, Esq., Ashurst LLP

                                      Jessie Heners, Esq., Ashurst LLP

                                      Robert Thurlow, Esq., Ashurst LLP